December 16, 2010

VIA EDGAR

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Special Counsel

Re:	Lantronix, Inc.

Preliminary Proxy Statement filed October 18, 2010 by TL Investment

GmbH, Bewrnard Bruscha, Manfred Rubin-Schwarz, Frederick G. Thiel

and Hoshi Printer (the “Reporting Persons”)

Soliciting Materials filed pursuant to Rule 14a-12 on October 18, 2010 (the

“Soliciting Materials”)

File No. 001-16027

Dear Mr. Duchovny:

We are in receipt of your letter dated October 26, 2010 with regards to the above captioned matter. On November 29, 2010, Lantronix, Inc. (the “Issuer”) and TL Investment GmbH entered into an Agreement pursuant to which the parties settled the proxy contest which was the subject of the Soliciting Materials. With the matter to which the Soliciting Materials pertains settled, the Reporting Persons no longer intend to solicit the votes or proxies of the Issuer’s stockholders and therefore any further amendments to or responses to comments regarding the Soliciting Materials are not warranted.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me by phone at (949) 623-3519.

Very truly yours,

/s/ Michael Hedge
Michael Hedge
K&L Gates LLP